Mail Stop 3561

June 7, 2007

<u>Via U.S. Mail & Facsimile (949) 475-9087</u>
Michael Winzkowski
Chief Executive Officer
Marketing Worldwide Corporation
2212 Grand Commerce Drive
Howell, MI 48855

Re: Marketing Worldwide Corporation
         Registration Statement on Form SB-2
         Filed May 29, 2007
         File No. 333-143333

Dear Mr. Winzkowski,

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form SB-2</u>

<u>General</u>

1. We note that the warrants issued April 23, 2007 allow for adjustment of the warrant price in the event that you issue any additional shares of common stock within two years "at a price per share less than the Warrant Price then in effect or without consideration." See for example section 4(d) of Exhibit 4.7 to your Form 8-K filed April 27, 2006. Please indicate either in your response letter or in an

appropriate place in the registration statement that if this occurs, you will file a new registration statement to register additional shares.

Cover Page

2. You indicate that you are registering 31,400,000 shares of common stock. However, the component parts that you list do not add up to this amount: 7,000,000 and 1,500,000 and 23,000,000. Please revise both here and throughout the prospectus, as necessary, to eliminate this inconsistency.

Summary Financial Information, page 5

3. Please provide net income information in the table in this section.

Selling Security Holders, page 10

4. Please revise your disclosure to provide beneficial ownership as required by Item 403 of Regulation S-B and Exchange Act Rule 13d-3(d)(1). In that regard, please disclose the ownership of Vision Opportunity Master Fund, Ltd. It is not appropriate to indicate an entity as being the beneficial owner of interests in your company without disclosing the ownership of such entity.

5. You indicate that you are registering 1,400,000 shares of common stock in case you use common shares for payment of the 9% dividend on the 3,500,000 shares of Series A Convertible Preferred Stock. Please indicate either in your response letter or in an appropriate place in the registration statement that if additional shares are needed for this purpose, you will file a new registration statement.

Security Ownership of Certain Beneficial Owners, page 14

6. We note that you provided security ownership information as of March 31, 2007, while your selling shareholder purchased shares after this date and is therefore not currently included in the security ownership table. Please revise to provide security ownership information as of the most recent practicable date. Refer to Rule 403 of Regulation S-B.

Executive Compensation, page 41

7. Please update your disclosure here to comply with the new executive compensation disclosure requirements, including but not limited to providing a revised summary compensation table. Refer to Item 402 of Regulation S-B and Securities Act Release 33-8732A.

****

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (949) 475-9087
        Richard Weed, Esq.
        Weed & Co. LLP